INVESTMENT MANAGERS SERIES TRUST II

235 West Galena Street

Milwaukee, Wisconsin 53212

July 23, 2025

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Investment Managers Series Trust II Registration Statement on Form N-14 (File No. 333-287935)

Ladies and Gentlemen:

We hereby request that the effective date of Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 of Investment Managers Series Trust II (the “Trust”), with respect to the proposed reorganization of the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF, each a series of Two Roads Shares Trust, into the LeaderShares® Activist Leaders® ETF, LeaderShares® AlphaFactor® Tactical Focused ETF, LeaderShares® AlphaFactor® US Core Equity ETF, LeaderShares® Equity Skew ETF and LeaderShares® Dynamic Yield ETF, each a series of the Trust, be accelerated to July 24, 2025, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Very truly yours,

Investment Managers Series Trust II

/s/ Scott Schulenburg
Name:	Scott Schulenburg
Title:	President

IMST Distributors, LLC

/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President